STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300	Perry R. Tirrell, Law Clerk
Kenneth M. Stoner, Esq.	Fax (405) 721-7310	Lea Bailey, Legal Assistant
eFax (915) 975-8003

March 23, 2007

Michele M. Anderson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F. Street, NE
Washington, DC 20549

Re:	China Education Alliance, Inc.
Form 10-SB registration statement
File No. 0-52092

Dear Ms. Anderson:

We have received your comment letter dated July 17, 2006, regarding the Form 10-SB registration statement of China Education Alliance, Inc. (“China Education”).

The following responses to the comment letter are respectfully submitted and numerically correspond to the numbered comments:

1.	The cover page to the Form 10-SB has been revised to reflect the current telephone number of China Education: 011-86-1087893645

2.	We have revised the Form 10-SB by adding an explanatory note describing the reason for filing on Form 10-SB at this time.

China Education acknowledges that:

1.	China Education is responsible for the adequacy and accuracy of the disclosures in its Form 10-SB registration statement;

2.
China Education has been informed that SEC staff comments on changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking action with respect to the filing; and

M.M. Anderson/SEC
March 23, 2007

3.	China Education understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your timely review and comments regarding the Form 10-SB registration statement of China Education.

Very truly yours,

STEPHEN A. ZRENDA, JR., P.C.

Stephen A. Zrenda, Jr.